December 12, 2012

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Gramercy Capital Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”)

Filed on March 15, 2012

File No. 001-32248

Dear Mr. Telewicz.:

We are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities Exchange Commission (the “Commission”) contained in your letter to Mr. Jon W. Clark of the Company, dated November 29, 2012 (the “November 29th Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the November 29th letter, and is followed by the corresponding response of the Company.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Note 2 – Significant Accounting Policies

Reserve For Loan Losses, page 120

1.	We note that charge-offs can be taken when significant collection efforts have ceased. Please tell us and expand future filings to disclose whether you have established thresholds by which you determine that significant collection efforts have taken place. To the extent that thresholds exist and you have loans that exceed these thresholds without charge-offs, please tell us and disclose what factors you consider in determining that charge-offs are not warranted.

Securities and Exchange Commission December 12, 2012 Page 2

Response: In response to the Staff’s comment, the Company advises the Staff that the Company records a charge-off at the time of a forgiveness of debt related to a troubled debt restructuring, the sale, transfer, or pay off of the loan at an amount less than the original unpaid principal balance, or at foreclosure. For loans which are subordinate, including mezzanine loans and preferred equity investments, the Company may record a charge-off when senior debt holders have foreclosed upon the underlying collateral or when the probability of a successful remediation of the loan has diminished such as when the borrower is bankrupt. However, the Company has not established any thresholds for when significant collection efforts have ceased because there are many factors involved in the evaluation of the collectability of commercial loans and each loan investment is unique. Factors such as the nature of the underlying collateral or existence of additional collateral, borrower experience, financial strength, investment track record, and borrower credit play a role and result in different outcomes in each situation.

In future filings, the Company will update its disclosures and list the factors, such as the ones noted in the preceding paragraph, that the Company may consider when determining that significant collection efforts have ceased.

Note 3 – Loans and Other Lending Investments, pages 126 – 135

2.	It appears your portfolio segment and class information is the same. Please clarify how you evaluated the guidance outlined in paragraphs 310-10-55-16 through 18 and 22 of the Financial Accounting Standards Codification when determining further disaggregation was not necessary.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has considered the guidance in ASC 310-10-55-22 which states that a portfolio segment is a qualitative disaggregation of a portfolio such as the type of financing receivable, industry sector or risk rating. The Company considered the nature and underlying collateral of its financing receivables and determined that the Company’s portfolio of financing receivables is fairly homogeneous as defined by the guidance and considers all loans to be in the same portfolio segment, which is commercial real estate loans. The Company broadly refers to this portfolio segment as loans and other lending investments in its condensed consolidated financial statements.

The Company advises the Staff that, after determining the portfolio segment, the Company considered the guidance in ASC 310-10-55-16 through 55-18 to further disaggregate the segment into classes of financing receivables. The guidance states that an entity should base its principal determination of the classes of financing receivables on the initial measurement attribute, such as amortized cost and on the level at which the entity assesses the financing receivables. All of the loans which the Company held as of the reporting date were initially accounted for using the amortized cost method; however, the Company assesses and monitors the risk and performance of its loan investments based upon the loan’s subordination in the capital stack. Accordingly, the Company has determined that the loan’s subordination in the capital stack is the appropriate and most useful class description. Since all of the Company’s financing receivables fall into the same segment, the Company has chosen to disclose loan information disaggregated at the class level whenever possible.

Securities and Exchange Commission December 12, 2012 Page 3

3.	Please expand future filings to provide further analysis of your allowance for loan losses. Specifically, please summarize charge-offs and recoveries by asset class and present net charge-offs and ratio of net charge-offs during the period to average loans outstanding. Reference is made to Table IV – Summary of Loan Loss Experience of Industry Guide 3.

Response: In response to the Staff’s comment, the Company advises the Staff that as the Company has interpreted the guidance in ASC 310-10-55-16 through 55-18 regarding the definition of classes of financing receivables, the Company has disclosed in Footnote 3 – Loans and Other Lending Investments of Form 10-K on page 130 the charge-offs by class of financing receivable.

In future filings, the Company will revise the first table presented in Footnote 3 – Loans and Other Lending Investments on page 130 of Form 10-K to separately present additional provisions for loan losses and recoveries, instead of the net presentation that is currently disclosed. In future filings, the Company will also add the ratio of charge-offs to average loans outstanding to the second table in Footnote 3 – Loans and Other Lending Investments on page 130 of Form 10-K.

4.	Your risk factor disclosure on page 39 indicates that many of your commercial real estate loans are funded with interest reserves. For these loans, please tell us and expand disclosures in future filings to disclose the following information. In your response, please provide us the disclosure you will include in future filings to address this issue.
•	Policy for recognizing interest income on these loans.

•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.

•	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes

•	Your underwriting process for the loans with interest reserves and any specific differences in how you underwrite loans with interest reserves and those without interest reserves.

•	Whether any of your loans with interest reserves are currently non-performing.

Response: In response to the Staff’s comment, the Company advises the Staff that as of December 31, 2011 the Company’s loan agreements required eight out of 52 borrowers to maintain interest reserves to fund debt service obligations. As long as the interest reserve on a loan is fully funded, the Company recognizes interest on an accrual basis based upon the terms stated in the loan. For the year ended December 31, 2011, the Company recorded $10.1 million in interest income on loans with interest reserves.

On a quarterly basis as part of the Company’s loan loss reserve valuation procedures, the Company assesses the risk of each investment and assigns each loan a risk rating. This comprehensive risk assessment process, which is described in detail in Footnote 3 – Loans and Other Lending Investments of the Form 10-K on page 127, requires consideration of many qualitative and quantitative factors, including funded cash reserves, the performance of the underlying collateral, market strength and borrower credit. The Company’s underwriting and risk assessment processes do not distinctly vary between loans that have interest reserve features and those that do not have such features. Each loan investment is unique and therefore the Company adjusts the analysis and factors considered based upon the underlying collateral and the terms of the loan agreements.

Securities and Exchange Commission December 12, 2012 Page 4

Of the eight loans with reserves at year end, two were restructured into joint ventures and four were paid off at maturity, leaving two loans, neither of which were considered non-performing as of September 30, 2012, the latest reporting date.

In future filings, the Company will remove this risk factor because as of its most recent Form 10-Q for the quarterly period ending September 30, 2012 the remaining loans with interest reserves comprised roughly 3.0% of the Company’s loan portfolio; therefore, no longer presenting a significant risk.

5.	We note you have modified certain loans and treated them as troubled debt restructurings. Please clarify whether there were any loans modified that were not treated as troubled debt restructurings and quantify the total amount of these loans. To the extent that all modifications were not troubled debt restructurings, please explain the basis for your conclusions. In addition, please tell us and expand future filings to describe your loan modification programs. Your discussion should include the triggers or factors you review to identify loans that you consider modifying, the significant terms modified and the typical length of each of the modified terms. In your response, please provide us the disclosure you will include in future filings to address this issue.

Response: In response to the Staff’s comment, the Company advises the Staff that during the year ended December 31, 2011, the Company modified 17 loan investments of which 13 loan investments with a carrying value of $207 million were not considered troubled debt restructurings. Eight of these loans were short-term modifications of less than six months granted to borrowers to allow additional time to complete a refinancing or sale.

The Company has considered the guidance in ASC 310-40-15-5 which states that a modification of debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that it would not otherwise consider. The Company advises the Staff that four loans were considered troubled debt restructurings. In Footnote 3 – Loans and Other Lending Investments in the second sentence on page 131 of Form 10-K, the Company disclosed that it considers a modification to be a troubled debt restructuring if the borrower is undergoing financial difficulty and if there are concessions, both monetary and nonmonetary, granted in the modification whereby the Company agrees to terms which are more favorable to the borrower than is otherwise available in the current market.

The Company considers the various features of the loans, including interest rates, maturity dates, extension and modification fees, changes to underlying collateral, forgiveness of debt, extension options, and funding of reserve accounts among other features. If the modified terms are commensurate with what the borrower would be able to obtain in the capital markets with another third party or, alternatively, with what the Company would offer a borrower of similar credit worthiness in a comparable market and with comparable collateral, then the Company does not consider the modification to be a troubled debt restructuring.

Securities and Exchange Commission December 12, 2012 Page 5

In future filings, the Company will update its disclosures to include the following:

During the period ended, the Company modified [X] loans, extending maturity for a weighted-average term of [X.X] years. When an existing loan agreement is modified, the Company considers changes to interest rates, maturity dates, extension and modification fees, changes to underlying collateral, forgiveness of debt, extension options, and funding of reserve accounts among other features.

Note 8 – Collateralized Debt Obligations, pages 141 – 142

6.	Given the significance of your CDOs, please provide visibility into the nature of assets held in your various CDOs in future filings. In this regard, please include a tabular presentation disclosing the face amount for each CDO and the underlying collateral composition, including the face value, fair value and credit rating as appropriate. In addition, to the extent you are aware of specific collateral at risk, please quantify those amounts. Please provide us with your proposed disclosure.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company considers the Company’s CDOs to be Consolidated Variable Interest Entities (VIEs) per ASU 810-10 as disclosed in Footnote 2 – Significant Accounting Policies under the heading ‘Principles of Consolidation’ on page 108. The assets and liabilities of the Consolidated VIEs are disclosed on the face of the Consolidated Balance Sheets in the sections labeled “Assets of Consolidated Variable Interest Entities (“VIEs”)” and “Non-recourse Liabilities of Consolidated VIEs”, respectively. Additionally, the Company further describes the nature of the assets held in the CDOs in Footnote 3 – Loans and Other Lending Investments and Footnote 11 – Financial Instruments: Derivatives and Hedging of the Form 10-K. The CDOs are non-recourse to the Company and therefore there is no collateral at risk.

In future filings, the Company will provide cross-references in Footnote 2 – Significant Accounting Policies to help the reader understand where to find more detailed information about the underlying assets in the Company’s Consolidated VIEs.

7.	We note that at various points you repurchased your CDOs at discounts. Please revise future filings to provide enhanced disclosure of the actual tranches reacquired.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company will enhance the disclosures should it repurchase CDO bonds in the future. The Company advises the Staff that it has not repurchased any CDO bonds subsequent to the last purchase in the second quarter of 2011 as disclosed in the Form 10-Q filed for the quarterly period ending June 30, 2011.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2012

Note 2 – Significant Accounting Policies

Securities and Exchange Commission December 12, 2012 Page 6

Loans and Other Lending Investments Held for Sale, page 11

8.	Given your stated intention to sell your financing operations, explain to us why you have not designated any of the loans held in your portfolio as held for sale.

Response: In response to the Staff’s comment, the Company advises the Staff that in the Management Discussion and Analysis section of Form 10-Q for the period ended September 30, 2012 or, MD&A, the Company disclosed that in connection with the announced plan to focus on deploying capital into income producing net lease real estate, the Company is exploring various options with respect to its CDO management business as well as its repurchased CDO bonds which are eliminated in the consolidated financial statements, including a sale in whole, in part or in joint venture. The Company also disclosed in Footnote 15 – Subsequent Events of the Form 10-Q, as well as in the MD&A, that the Company engaged Wells Fargo Securities LLC to assist in a transaction. The Company is exploring these various options as a means of simplifying it business and reducing its ongoing management, general and administrative costs.

The Company advises the Staff that the Company considered ASC 360-10-45-9 regarding when the CDO management business is considered to be held-for-sale, and the Company has concluded that it does not meet the guidance set forth, most notably because the management of the Company has not committed to a plan to sell the assets. The Company advises the Staff that the Company has not designated any individual loans for sale because the Company is not marketing specific loans for sale.

In the future, the Company will evaluate whether the various activities taken by the Company through its individual business lines are sufficient to warrant the classification of investments as held-for-sale, and if so, the Company will disclose the factors that were significant in making this determination.

Note 3 – Loans Other Lending Investments, and Commercial Mortgage-Backed Securities, page 19

9.	We note your disclosure that the company has the intent and ability to hold certain commercial mortgage backed securities that have been at a loss in excess of 12 months until recovery. Given your stated intention to sell your financing operations, please explain to us how management was able to arrive at this conclusion.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has indicated that it is exploring various alternatives with its financing business as more fully described in the response to item 8 above, and that it did not have the intent to sell individual CMBS investments as of the date of filing its 10-Q for the quarterly period ending September 30, 2012.

Liquidity and Capital Resources, page 54

10.	Please tell us, and disclose in your management’s discussion and analysis, the impact that failing certain overcollateralization tests had on your financial statements and liquidity as of period end.

Securities and Exchange Commission December 12, 2012 Page 7

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed, in Footnote 6 – Collateralized Debt Obligations on page 33 of Form 10-Q for the period ending September 30, 2012 that during periods when the overcollateralization tests for the Company’s CDOs are not met, cash flows that the Company would otherwise receive are significantly curtailed. The Company has also disclosed in the MD&A on page 50 of Form 10-Q that in the event of a breach of our CDO covenants that we could not cure in the near term, we would be required to fund our non-CDO expenses, with (i) cash on hand, (ii) proceeds from the Management Agreement for the KBS Portfolio, or (iii) income from our real property and unencumbered loan assets, (iv) sale of assets, or (v) accessing the equity or debt capital markets, if available. The Company advises the Staff that as of September 30, 2012, it had $175 million of unrestricted cash and that it has disclosed in the MD&A on page 50 of Form 10-Q that its cash on hand, which is its primary source of funds for short-term (within the next 12 months) liquidity requirements, will be sufficient to meet the Company’s short-term liquidity requirements.

For future filings the Company will provide a chart in the MD&A with the historical cash flows received from its consolidated CDOs as follows:

	Collateral Manager Fees and CDO Distributions
	CDO 2005-1		CDO 2006-1		CDO 2007-1
	Fees	Distributions	Fees	Distributions	Fees		Distributions	Total
Total 2011	$1,676	$5,477	$4,452	$29,528	$711		$-	$41,844
1Q 2012	$2,399	$3,495	$1,027	$9,160	$172		$-	$16,253
2Q 2012	3,134	1,907	965	6,311	169		-	12,486
3Q 2012	332	-	933	8,238	169		-	9,672
4Q 2012	300	-	380	-	165	(1)		845
Total 2012	$6,165	$5,402	$3,305	$23,709	$675		$-	$39,256

(1) Estimated. Distribution date for CDO 2007-1 is November 15, 2012

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	the Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 297-1021 should you require additional information or have any questions.

Very truly yours,

/s/ Jon W. Clark

Jon W. Clark

Chief Financial Officer

cc:	Mr. Wilson K. Lee

Mr. Larry P. Medvinsky, Esq.